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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the Month of November, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X  Form 40-F
                                       ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                Yes       No X
                                   ---      ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.


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November 3, 2003


We (Korea Electric Power Corporation or "KEPCO") expect our sales volume and sales revenue from the sale of electricity to grow by 5.6% and 6.6%, respectively, in 2003 over 2002, and 6.6% and 6.7%, respectively, in 2004 over 2003.

In making such forecast, we made, among others, assumptions set forth below.

                       GDP Growth Rate (2003)                                    2.9%
                       GDP Growth rate (2004)                                    4.7%
                 Balance of Current Account (2003)                       U$2.2-U$3.0 billion
           Rate of Inflation/Consumer Price Index (2003)                         3.3%
                    Rate of Unemployment (2003)                                  3.5%
                 Growth Rate of Consumption (2003)                            -1.3-0.3%
                  Growth Rate of Investment (2003)                            -0.3-1.0%
     Growth Rate of Sales Volume for the first 9 months in 2003                  6.0%
   Growth Rate of Sales Revenue from the Sale of Electricity for
                     the first 9 months in 2003                                  7.0%


In making such forecast, a variety of statistical methods such as Multiple Regression, Time Series Analysis and Auto Regressive Integrated Moving Average are employed, giving consideration to the sales plan set by regional branch offices.

There can be no assurance that the expectations expressed above will prove correct. Actual results may differ materially from our expectations set forth above for a number of reasons. We have no obligation to update the forward-looking statements made above.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                KOREA ELECTRIC POWER CORPORATION

                                                By:  /s/ Lee, Hi-Taek
                                                --------------------------------
                                                Name: Lee, Hi-Taek
                                                Title: Chief Financial Officer

Date: November 3, 2003